Exhibit (a)(1)(iv)

Form of Letter from the Company to Unitholders
in Connection with the Company’s Acceptance of Units

LGAM PRIVATE CREDIT LLC

1585 Broadway

New York, NY 10036

[DATE]

[UNITHOLDER NAME/ADDRESS]

Dear Unitholder:

This letter serves to inform you that LGAM Private Credit LLC (the “Company”) has received and accepted for purchase your tender of Common Units (“Units”) in the Company as set forth below:

Accepted Units	[ ]*
Offer to Purchase dated	December 3, 2025
Valuation Date	December 31, 2025

In accordance with the terms of the tender offer, the Company will effect payment for your tendered and accepted Units in cash promptly after the determination of the net asset value per share as of December 31, 2025 (or a later date determined by the Company if the tender offer is extended) is finalized and promptly after the expiration of the offer. The Company may use cash flow from operations, the sale of assets, borrowings, return of capital or proceeds from the sale of Units pursuant to the Company’s continuous private offering to fund the payment of your Units.

If you have any questions, please contact your Company representative.

Sincerely,

LGAM Private Credit LLC